Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Save Foods Ltd.(1)	Israel
NTWO OFF Ltd. (2)	Israel
Plantify Foods, Inc. (3)	Canada

(1)	Save Foods Ltd. is the 98.48% owned subsidiary of N2OFF, Inc.
(2)	NTWO OFF Ltd. is the 60% owned subsidiary of N2OFF, Inc.
(3)	Plantify Foods, Inc. is the 23.13% owned subsidiary of N2OFF, Inc.